UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2003

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES
NEWS RELEASE
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: September 9, 2003	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll Free: 1-800-661-8851

For Immediate Release

METHANEX ANNOUNCES CORPORATE AND BOARD CHANGES

September 5, 2003

Methanex Corporation today announced that the Board of Directors has approved a number of changes to the Corporation and to the Board of Directors.

To support the continued growth and market leadership of Methanex, the world’s largest producer and marketer of methanol, the company has created a new position of President and Chief Operating Officer. Effective immediately, Bruce Aitken, currently Methanex’s Senior Vice President, Asia Pacific, will become President and Chief Operating Officer.

Pierre Choquette, currently interim Chairman of the Board of Directors, President and Chief Executive Officer becomes the permanent Chairman of the Board of Directors as well as continuing with his roles and responsibilities as CEO.

“These changes are very positive,” says Choquette. “By realigning the executive duties and responsibilities we ensure that the company and in particular, our new plants in Trinidad, Chile and our proposed project in Australia, will benefit from the leadership, expertise and experience of two senior level executives.”

Aitken, who is currently located in New Zealand, will relocate to Methanex’s global headquarters in Vancouver. Along with Choquette, Aitken will provide leadership and input to members of the company’s Executive Leadership Team. Aitken has been with Methanex for the past decade and has held a number of senior positions. In the early 90s, he was Vice President, Corporate Development and was located in Vancouver. Prior to joining Methanex, he was Executive Director of Cape Horn Methanol in Santiago, Chile (bought by Methanex in 1993). He also held a number of managerial positions with Fletcher Challenge Limited in New Zealand.

As Chairman of the Board of Directors and CEO, Choquette will continue to ensure the effective and efficient relationship between a number of key audiences – the Board of Directors, management, shareholders, and other key audiences – to realize maximum shareholder value. Choquette has served as President and CEO of Methanex since 1994. He became interim Chairman of the Board of Directors this past June following the resignation of Jeffrey Lipton, President and CEO, NOVA Chemicals.

In addition to the executive changes, Choquette emphasized how pleased he was with the selection of three new board members. The new board members are replacing the three directors (who were NOVA executives) who resigned after NOVA sold its interest in Methanex this past June.

-more-

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll Free: 1-800-661-8851

-continued-

The new directors are: John Reid, President and CEO of Terasen Inc. (formerly BC Gas Inc.); Monica Sloan, Managing Partner, MES Associates, a Calgary-based consultant specializing in the energy sector; and A. Terence Poole, Executive Vice President, Corporate Strategy and Development, NOVA Chemicals Corporation. In addition to these appointments, David Morton, who has been a director since 1995, has been appointed to the position of Lead Independent Director. Morton is also the Chair of the Corporate Governance Committee of the Board of Directors.

“Our new directors are highly respected individuals who bring a wealth of added expertise to the table,” says Choquette. “Their experience in global commodity businesses as well as the energy industry will be extremely valuable for Methanex.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” www.methanex.com.

-end-

Chris Cook Director, Investor Relations Methanex Corporation 604-661-2600	Diana Barkley Director, Public Affairs Methanex Corporation 604-661-2690

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX ANNOUNCES INCREASE IN QUARTERLY DIVIDEND

September 5, 2003

Methanex Corporation announced today that its Board of Directors has approved an increase in the Company’s quarterly dividend to shareholders. The quarterly dividend will increase by 20 percent from US$0.05 per share to US$0.06 per share and will apply commencing with the dividend payable on September 30, 2003 to holders of common shares of record on September 16, 2003.

Pierre Choquette, President and CEO of Methanex, commented, “We stated a year ago, when we initiated a regular quarterly dividend to our shareholders, that we believed such a distribution was not only sustainable but could be built upon over time. This increase in the dividend reflects our continued confidence in our business and our commitment to deliver value to shareholders.”

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

- end -

Inquiries: Chris Cook Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include the payment of dividends in the future, which will be at the discretion of our Board of Directors having regard to our earnings, operating and financial condition, capital requirements, other distribution alternatives and such other factors as are deemed relevant by the Board. Please also refer to page 40 in our 2002
Annual Report for more information on forward-looking statements